

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 7, 2013

<u>Via E-Mail</u>
Frederick M. Pevow
President and Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Amendment No.1 to Schedule 13E-3 filed October 31, 2013**
> **File No. 5-36479**
> **Amended Schedule 14C filed October 31, 2013**
> **File No. 0-06404**

Dear Mr. Pevow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We note your response to comment one in our letter dated October 3, 2013. Please revise to include all of the information required by Schedule 13E-3 for Gateway Acquisition and Gateway Energy Holdings LLC.

2. We note that in the information statement, Mr. Brett Rule was added as an Acquiror Filing Person. Please revise to add Mr. Rule as a filing person and signatory on the Schedule 13E-3, or advise us.

Schedule 14C

General

3. We note your response to comment three in our letter dated October 3, 2013. Please advise as to whom the soliciting stockholders were and why given their position or relationship with the issuer, the solicitation was not made "on behalf of the registrant."

4. We note your response to comment six; however, we reissue our comment since the information in Schedule I and II and the limited liability company agreement has not been filed.

5. We note your response to comment 14 in our letter dated October 3, 2013; however, we reissue that part of our comment asking you to disclose the projections as of May 1, 2013 and June 30, 2013. We note that Annex G includes projections as of May 6, 2013.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Corey Brown, Esq.
        Porter Hedges LLP